c/o U.S. Bank Global Fund Services
777 E. Wisconsin Avenue, 4th Floor
Milwaukee, WI 53202

December 29, 2021

VIA EDGAR TRANSMISSION

Ms. Jaea F. Hahn
Division of Investment Management
United States Securities and Exchange Commission
100 “F” Street, N.E.
Washington, D.C. 20549

Re:    Total Fund Solution (the “Trust”)
Securities Act Registration No: 333-261355
Cromwell CenterSquare Real Estate Fund (S000074018)

REQUEST FOR ACCELERATION

Dear Ms. Hahn:

The Trust respectfully requests, pursuant to Rule 461 under the 1933 Act, that the Pre-Effective Amendment No. 1 to the Registration Statement filed on Form N‑14 on Wednesday, December 29, 2021 on behalf of the above-named Fund, be accelerated to become effective on Thursday, December 30, 2021.

Pursuant to Rule 461(a) under the 1933 Act, attached is a separate letter from Foreside Fund Services, LLC, the Trust’s principal underwriter, requesting that effectiveness of Pre-Effective Amendment No. 1 to the Registration Statement filed on Form N‑14 be accelerated to Thursday, December 30, 2021.

If you have any additional questions or require further information, please contact Elaine Richards at (626) 914-7363.

Sincerely,

/s/ Michael J. Weckwerth

Michael J. Weckwerth
President of Total Fund Solution

cc: Fabio Battaglia, III, Esq.
Stradley Ronon Stevens & Young, LLP

THREE CANAL PLAZA, SUITE 100
PORTLAND, MAINE 04101

December 29, 2021

VIA EDGAR TRANSMISSION

United States Securities and Exchange Commission
Division of Investment Management
100 F Street, N.E.
Washington, D.C. 20549

Re:    Total Fund Solution (the “Trust”)
    Securities Act Registration No: 333-261355
Cromwell CenterSquare Real Estate Fund (S000074018)

Dear Sir or Madam:

REQUEST FOR ACCELERATION. As the principal underwriter of the Cromwell CenterSquare Real Estate Fund (the “Fund”), a series of the Trust, and pursuant to the U.S. Securities and Exchange Commission’s authority under Rule 461(a) under the Securities Act of 1933, as amended, we request that effectiveness of the Pre-Effective Amendment No. 1 to the Registration Statement that was filed on Form N-14 on behalf of the Fund on December 29, 2021, be accelerated to December 30, 2021, or as soon as practicable thereafter.

Very truly yours,

Foreside Fund Services, LLC

/s/ Mark Fairbanks

Mark Fairbanks, Vice President
Foreside Fund Services, LLC
Three Canal Plaza, Suite 100
Portland, ME 04101